

April 29, 2011

Via Facsimile (281) 334-9508

Daniel Dror
CEO and Chairman of the Board
Brenham Oil & Gas Corp.
601 Cien Street, Suite 235
Kemah, TX 77565-3077

Re: Brenham Oil & Gas Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 20, 2011
File No. 333-169507

Dear Mr. Dror:

We have reviewed your amendment, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1, Filed April 20, 2011

General

1. We note that in response to prior comment 3 from our letter to you dated April 15, 2011, you refer to the date of the prospectus as April 29, 2011, and the expiration of the rescission offering as May 20, 2011. We remind you that a request for accelerated effectiveness will not be appropriate until such time as we have notified you that we have no further comments.

Exhibits

Exhibit 5.1

2. We note your response to prior comment 6 from our letter to you dated April 15, 2011. Please obtain and file a further revised opinion which eliminates any ambiguity regarding the second romanette (ii) reference which remains in its antepenultimate paragraph.

Exhibit 20.1

3. We reissue prior comment 7 from our letter to you dated April 15, 2011. The document you filed continues to include the representation "I have received and read the prospectus…." Please file a document which has been revised in accordance with the previously issued comment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions relating to these comments.

                                    Sincerely,

                                    /s/ A.N. Parker for

                                    H. Roger Schwall
                                    Assistant Director

CC: Richard Rubin
        Facsimile: (212) 658-9867